Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ellen W. Ronæss, Manager, Shareholder Services, Tel.: +47 2254 4430

Date: 7 December 2004

ORK – Trade subject to notification – options

Under its share option programme for senior management, Orkla has awarded 138,500 new options. The managers will be entitled to buy a corresponding number of Orkla shares at a strike price of NOK 205.70. These options may not be exercised until after the publication of Orkla's financial results for 2007 (in February 2008) and will expire on 15 December 2010.

Moreover, Orkla ASA is obliged to award 128,500 options a year from now at a strike price equal to market price on the award date plus 10%. These options may not be exercised until after the publication of Orkla's financial results for 2008 (in February 2009) and will expire on 15 December 2011.

The above transactions also concern primary insiders:

Name - options received - Total options now held – Option award in 2005 if not released - Total shareholding.
Ola Uhre - 3,000 - 39,000 - 3,000 - 5,515.
Anders Berggren - 5,000 - 37,000 - 5,000 - 4,671.
Torkild Nordberg - 5,000 - 49,167 - 5,000 - 600.
Joachim Malling - 7,500 - 19,500 - 7,500 - 2,100.
Bente Brevik - 3,000 - 21,000 - 3,000 - 2,600.

At the same time, as a result of the termination of employment, Orkla has reduced 32,000 options issued under the option programme.

After these transactions a total of 1,930,179 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining part of the cash bonus programme.

Orkla currently holds 6,751,345 own shares.

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